UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUXXO, INC.

FORMERLY KNOWN AS GLOBAL BRIDGE CAPITAL, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)
No CUSIP at this time

(CUSIP Number)
Ee Ewe Chuan 1 Thaton Lane Georgetown, Pulau Pinang, Malaysia 10350 +60 11 13733333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ee Ewe Chuan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgetown, Pulau Pinang, Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,025,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,025,000
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,025,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 25%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value (the "Common Stock") of LUXXO, INC. FORMERLY KNOWN AS GLOBAL BRIDGE CAPITAL, INC. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

D-09-05 Menara Suezcap 1, KL Gateway,

No. 2 Jalan Kerinchi Lestari, Gerbang Kerinchi Lestari,

59200, Kuala Lumpur, Malaysia

ITEM 2.	IDENTITY AND BACKGROUND

The reporting person is:

I.        (a) Ee Ewe Chuan

(b) The principal office address of the Reporting Person is 1 Thaton Lane, Georgetown, Pulau Pinang, Malaysia 10350

(c) Ee Ewe Chuan has served as the founder and director Hydroflex Engineering Sdn Bhd, a hose supply and trading company, from 1990 to present, Hydroware (M) Sdn Bhd, a metals and chemicals supply company from 1993 to present, and AE Commercial Trading, an import and export of marine food products company from 1994 to present. On October 23, 2018, Ee Ewe Chuan was appointed Chief Executive Officer of the Luxxo, Inc.

(d) Ee Ewe Chuan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Ee Ewe Chuan has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Ee Ewe Chuan is a Malaysian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 22, 2018, Ee Ewe Chuan entered into a share purchase agreement to acquire 4,025,000 shares of common stock of Luxxo, Inc. formerly known as Global Bridge Capital, Inc. from Benny Lee Joo Chai. Following the closing of the share purchase transaction, Ee Ewe Chuan gained a 25% interest in the issued and outstanding shares of the Issuer’s common stock.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the transaction was for a change in control of the Issuer, based on private sales of common stock held by Benny Lee Joo Chai. The transaction closed on October 22, 2018.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Ee Ewe Chuan beneficially owns 4,025,000 shares of the Issuers Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Share Purchase Agreement, dated October 22, 2018, between Ee Ewe Chuan and Benny Lee Joo Chai (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

Ee Ewe Chuan By: /s/ Ee Ewe Chuan